News release

Biofrontera to Participate in Upcoming Investor Conferences

Leverkusen, Germany, November 22, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced its participation at the following events:

Event: Deutsches Eigenkapitalforum / Analyst conference

Format: Presentation & 1x1 Meetings

Date: Monday, November 25, 2019

Time: 5:00pm CET

Location: Sheraton Frankfurt Airport Hotel & Conference Center, Frankfurt/Main, Germany

Event: Benchmark Discovery 1x1 Conference

Format: 1x1 Meetings

Date: Wednesday, December 4, 2019

Location: The New York Athletic Club, New York, NY

Event: 12th Annual LD Micro Main Event

Format: Presentation & 1x1 Meetings

Date: Wednesday, December 11, 2019

Time: 10:00am PT

Location: Luxe Sunset Boulevard Hotel, Los Angeles, CA: Track 2

-End-

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

Enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805
IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102